**Letter of Resignation**

Date: 01 AUG 2019

**JMax International Limited**
Quality Corporate Services Ltd.,
Suite 102, Cannon Place,
P.O. Box 712, North Sound Rd.,
George Town, Grand Cayman,
KY1-9006
Cayman Islands

Dear Sir,

**Resignation as a Director of JMax International Limited with company number 314935** (the "**Company**")

I hereby tender my resignation as a Director of the Company with effect from 6 September 2019.

I confirm that I have no claims outstanding against the Company or any of its subsidiaries or associated companies but, to the extent that any such claim exists or may exist, and whether or not I are aware of the grounds for bringing it, I irrevocably waive such claim and release the Company and its subsidiaries and associated companies from any liability whatsoever in respect of it.

Yours faithfully

Jiang Xin